SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Viavi Solutions Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

925550105
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925550105	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,574,470 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,574,470 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,574,470 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 925550105	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Sandell Investment Services, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 437,640 shares of Common Stock (including 375,536 shares referenced in cash-settled equity swaps)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 437,640 shares of Common Stock (including 375,536 shares referenced in cash-settled equity swaps)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 437,640 shares of Common Stock (including 375,536 shares referenced in cash-settled equity swaps)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 925550105	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,012,110 shares of Common Stock (including 375,536 shares referenced in cash-settled equity swaps)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,012,110 shares of Common Stock (including 375,536 shares referenced in cash-settled equity swaps)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,012,110 shares of Common Stock (including 375,536 shares referenced in cash-settled equity swaps)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 925550105	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 1, 2015 (the “Original Schedule 13D”) and Amendment No. 1 to the Schedule 13D filed with the SEC on October 1, 2015 (“Amendment No. 1” and, together with the Original Schedule 13D and this Amendment No. 3, the “Schedule 13D”), with respect to the shares of common stock, $0.001 par value (the “Common Stock”), of Viavi Solutions Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 3, 5 and 6 as set forth below. This Amendment No. 2 constitutes an “exit filing” for the Reporting Persons.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

The Reporting Persons used a total of approximately $23,936,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported in this Schedule 13D. Funds for the purchase of the Common Stock reported herein as beneficially held by the Reporting Persons were derived from available working capital of the Sandell Funds and margin borrowings described in the following sentence. Such shares of Common Stock are or may be held from time to time by the Reporting Persons in margin accounts established by certain of the Reporting Persons with their respective brokers or banks and a portion of the purchase price for the shares of Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including shares of the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) - (b) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 4,012,110 shares of Common Stock (including 375,536 shares referenced in cash-settled equity swaps), constituting approximately 1.7% of the Issuer's currently outstanding Common Stock. The percentage of shares of Common Stock reported herein is based upon the 237,324,498 shares of Common Stock outstanding as of October 31, 2015, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2015.

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference. By virtue of his direct and indirect control of SAMC and SIS, Mr. Sandell is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which SAMC and SIS have voting power or dispositive power.

Pursuant to certain cash-settled equity swaps, SIS and Mr. Sandell have economic exposure to, and may be deemed to beneficially own, approximately 375,536 notional shares of Common Stock, constituting approximately 0.2% of the outstanding shares of Common Stock, as more fully described in Item 6 of this Schedule 13D.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person (other than the Sandell Funds and the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

CUSIP No. 925550105	SCHEDULE 13D/A	Page 6 of 8 Pages

(e) As of December 15, 2015, the Reporting Persons ceased to beneficial owners of more than five percent of the outstanding Common Stock.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

As of December 15, 2015, none of the Reporting Persons or the Sandell Funds are a party to any call option contracts with respect to the Common Stock.

CUSIP No. 925550105	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 17, 2015

SANDELL ASSET MANAGEMENT CORP.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

SANDELL INVESTMENT SERVICES, L.L.C.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Managing Member

/s/ Thomas E. Sandell
Thomas E. Sandell

CUSIP No. 925550105	SCHEDULE 13D/A	Page 8 of 8 Pages

SCHEDULE B

TRANSACTIONS IN THE ISSUER’S SHARES OF COMMON STOCK

BY THE REPORTING PERSONS

This Schedule sets forth information with respect to each transaction in shares of Common Stock that were effectuated by the Reporting Persons for the benefit of the Sandell Funds in the last 60 days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commissions.

SAMC

Trade Date	Shares Purchased (Sold)	Weighted Average Price Per Share ($)	*Range of Prices Per Share ($)
12/01/15	(133,870)	6.38	N/A
12/02/15	(667,940)	6.33	N/A
12/03/15	(515,364)	6.24*	6.15 - 6.32
12/15/15	(12,520)	5.76	N/A

SIS

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/27/15	(100,000)	5.81
11/09/15	(30,000)	6.39
11/30/15	(200,000)	6.34
11/30/15	(60,000)	6.38
12/01/15	(10,310)	6.38
12/02/15	(51,430)	6.33
12/03/15	(20,070)	6.15
12/03/15	(19,606)	6.32
12/15/15	(680)	5.76